Exhibit 11

OURPET’ S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND MARCH 31, 2010

	2011	2010

Net income	$236,254	$262,246

Preferred Stock dividend requirements	(13,833)	(12,531)

Net income attributable to common stockholders	$222,421	$249,715

Weighted average number of common shares and dilutive common equivalent outstanding	19,758,034	18,173,581

Net income per common share	$0.01	$0.01